EXHIBIT 12



                       RATIO OF EARNINGS TO FIXED CHARGES
                             (Dollars in thousands)


                                                                          Year Ended December 31,
                                              1995
                                         Pro Forma(1)          1995          1994           1993         1992          1991
                                         ---------      -----------   -----------   ------------  -----------   -----------

Income (loss) from continuing
  operations before income taxes           ($20,985)      ($16,408)       $13,997        $30,417      $25,940       $16,350
                                          ----------     ----------      --------       --------     --------      --------

Adjustments:
  Interest expense, net of
    amortization of deferred
    debt issuance costs                       28,572         24,447         9,996          1,521        1,121         3,147
  Discount on accounts receivable
    securitization                               641            641            --             --           --            --
  Amortization of deferred debt
   issuance costs                              1,543          1,091           159              9            7            45
  One-third of rent expense                    8,997          8,997         7,088          4,286        3,776         3,489
                                           ---------      ---------     ---------      ---------    ---------     ---------
    Total fixed charges                       39,753         35,176        17,243          5,816        4,904         6,681
                                           ---------      ---------     ---------      ---------    ---------     ---------

    Total earnings                           $18,768        $18,768       $31,240        $36,233      $30,844       $23,031
                                            ========       ========      ========       ========     ========      ========

Ratio of earnings to fixed charges                --(2)          --(2)       1.81           6.23         6.29          3.45
                                            ========       ========      ========       ========     ========      ========

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(1)  Gives  effect  to the  Offering  and the  application  of the net  proceeds therefrom to reduce outstanding indebtedness under the Senior Credit Facility (but not the other aspects of the Refinancing).
(2) Earnings were inadequate to cover fixed charges by $16.4 million in 1995. After giving effect to the Offering and the application of the net proceeds therefrom to reduce outstanding indebtedness under the Senior Credit Facility (but not the other aspects of the Refinancing), earnings would have been inadequate to cover fixed charges by $21.0 million in 1995.